September 10, 2008

Commentary Regarding U.S. Government Takeover of Fannie Mae

On September 7, 2008, the U.S. Treasury Department and the Federal Housing Finance Agency (FHFA) announced that Fannie Mae and Freddie Mac would be placed into conservatorship, with the FHFA acting as conservator. As a result of this unprecedented action, the FHFA will assume the power of the Board and management in running Fannie Mae. Among other actions, the Treasury Department will immediately receive a warrant for the purchase of approximately 80% of the common stock of the company for a nominal price, substantially diluting existing stockholders.

As of September 5, 2008, Fannie Mae common stock represented 1.0% of the Dodge & Cox Stock Fund, 0.7% of the Dodge & Cox Balanced Fund and 1.7% of the Dodge & Cox Global Stock Fund. Neither the Dodge & Cox International Stock Fund nor the Dodge & Cox Income Fund owns Fannie Mae stock. None of the Dodge & Cox Funds owns shares of Freddie Mac.

Our Investment Thesis Prior to the Treasury’s Announcement

Our investment thesis for the common stock of Fannie Mae has been based on our assessment of the company’s business franchise and long-term prospects. As part of our ongoing review, we have conducted extensive research into the risk profile of the company, including the potential for regulatory actions. In addition to our analysis of the company’s reported financials, members of our research team had numerous meetings over the last several months with the company’s management and industry professionals, which reinforced our investment thesis. We also have been in communication with senior officials of the U.S. Treasury Department and the Office of Federal Housing Enterprise Oversight (OFHEO), Fannie Mae’s former regulator.

In recent months, we had been encouraged by the fact that 1) Fannie Mae had been increasing its market share for prime, conforming mortgages (Fannie Mae and Freddie Macs’ market share of new mortgages grew from approximately 45% to over 70% in the past year), and 2) Fannie Mae’s pricing on new guarantee business had been improving (guarantee fees were up 22% over the past year). Furthermore, while the overall housing market is still weak, there have been some signs that it appears to be stabilizing.

Based on publicly available information, Fannie Mae exceeded its regulatory capital requirements as of June 30, 2008, and successfully raised more than $7 billion in additional capital in the second quarter. Fannie Mae also has maintained a larger capital surplus than Freddie Mac (which we do not own). Public statements by the U.S. Treasury and OFHEO reaffirmed that both Fannie and Freddie were “adequately capitalized, holding capital well in excess of the OFHEO-directed requirement, which exceeds the statutory minimums.” Treasury also reiterated one month ago that there were no plans to access the temporary liquidity and capital backstops included in the new Housing and Economic Recovery Act and stated that the companies continued to play an important role in the mortgage market.

For nearly 80 years, our investment philosophy has been to identify potential opportunities in out-of-favor, low-valuation areas of the market in order to obtain superior returns for our clients over the long term. However, when investing in equities, there is never a guarantee that risks, which appear to be discounted in a company’s stock price, won’t become greater. The Funds seek to mitigate these risks by diversifying the Funds’ holdings across sectors. As of September 5, 2008, Fannie Mae was one of 80 stocks in the Stock Fund, the equity portion of the Balanced Fund, and the Global Stock Fund. The Funds’ diversification limited this event’s impact on performance.

We continue to study the implications of the unprecedented action by the Treasury Department and the FHFA and are reviewing our options.

We appreciate your continued confidence in our firm as a valued investor in the Dodge & Cox Funds. As always, we welcome your comments and questions.

Dodge & Cox

The views expressed above reflect those of Dodge & Cox as of the date shown. Opinions expressed are subject to change without notice. The above is not a complete analysis of every material fact concerning any market, industry, or investment. Dodge & Cox does not guarantee the success of any investment decision or strategy it may use in the management of an account.

An investor should carefully consider a Fund’s investment objectives, risks, charges and expenses carefully before investing. This and other important information on Dodge & Cox Funds can be found in the prospectus. To obtain a prospectus, please call 1-800-621-3979, or visit www.dodgeandcox.com. Please read the prospectus carefully before investing.

ESTABLISHED 1930

555 California Street / 40th Floor / San Francisco, California 94104 / 800-621-3979

September 7, 2008

Commentary Regarding U.S. Government Takeover of Fannie Mae

On September 7, 2008, the U.S. Treasury Department and the Federal Housing Finance Administration (FHFA) announced that Fannie Mae and Freddie Mac would be placed into conservatorship, with the FHFA acting as conservator. As a result of this action, the FHFA will assume the power of the Board and management in running Fannie Mae. Among other actions, the Treasury Department will immediately receive a warrant for the purchase of approximately 80% of the common stock of the company for a nominal price, substantially diluting existing stockholders. As of September 5, 2008, Fannie Mae common stock represented 1.0% of the Dodge & Cox Stock Fund, 0.7% of the Dodge & Cox Balanced Fund and 1.7% of the Dodge & Cox Global Stock Fund. Neither the Dodge & Cox International Stock Fund nor the Dodge & Cox Income Fund owns Fannie Mae stock. None of the Dodge & Cox Funds owns shares of Freddie Mac.

Our investment thesis for the common stock of Fannie Mae has been based on our assessment of the company’s business franchise and long-term prospects. As part of our ongoing review, we conducted extensive research into the risk profile of the company, including the potential for regulatory actions. For example, in addition to our analysis of the company’s reported financials and other publicly available information, our research team has met over the last several months with the company’s management and industry professionals. Based on publicly available information, Fannie Mae exceeded its regulatory capital requirements at June 30, 2008.

We are currently studying the implications of the unprecedented action by the Treasury Department and the FHFA and are reviewing our options.

The views expressed above reflect those of Dodge & Cox as of the date shown. Opinions expressed are subject to change without notice. The above is not a complete analysis of every material fact concerning any market, industry, or investment. Dodge & Cox does not guarantee the success of any investment decision or strategy it may use in the management of an account.

Investors should carefully consider the investment objectives, management fees, risks and expenses of the Dodge & Cox Funds before investing. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing.

ESTABLISHED 1930

555 California Street / 40th Floor / San Francisco, California 94104 / 415-981-1710